Exhibit 21.0            Subsidiaries

Registrant	Northeast Community Bancorp, Inc.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

Northeast Community Bank	100%	New York State
New England Commercial Properties LLC (1)	100%	New York State
NECB Financial Services Group LLC (1)	100%	New York State

(1)	A wholly owned subsidiary of Northeast Community Bank.